                                                                       EXHIBIT 6

                         [NRG ENERGY, INC. LETTERHEAD]

                               September 14, 1998

Mr. David H. Peterson
Chairman of the Board
Cogeneration Corporation of America
One Carlson Parkway, Suite 240
Minneapolis, MN 55447

Dear Mr. Peterson:

     NRG Energy, Inc. ("NRG"), the record holder of 3,106,612 shares (representing approximately 45% of the outstanding shares) of the Common Stock of Cogeneration Corporation of America (the "Company"), respectfully requests that you call a special meeting of the shareholders of the Company to vote upon the removal of Robert T. Sherman, Jr. from his position as a Director of the Company. NRG believes that it is in the best interest of the Company and its shareholders to call such a meeting as soon as possible.

     Mr. Sherman's actions and lack of leadership have demonstrably hampered the Company's ability to grow and develop its business.

     NRG put at risk approximately $100 million in connection with acquiring its position in the Company and bringing the Company out of bankruptcy and has a strong interest in increasing the value of its investment and the investments of the other holders of the Company's Common Stock. Mr. Sherman's refusal to engage in a constructive dialogue with all members of the Company's Board of Directors has created a deadlock at the Board of Directors imperiling the Company's prospects for long-term growth and success. NRG has offered to break this deadlock by either increasing the size of the Board of Directors or by decreasing the size of the Board of Directors to its size prior to the addition of Mr. Sherman as a Director in May 1997, but Mr. Sherman and the other Directors have refused NRG's offers.

     As the Company's President and Chief Executive Officer, Mr. Sherman has failed to keep the Board of Directors adequately informed as to the Company's business and financing plans. In addition, NRG believes that Mr. Sherman has not developed any viable investment prospects for the Company, is interested only in achieving short-term goals, and has not focused on the long-term prosperity of the Company. Mr. Sherman's removal as the Company's President and Chief Executive Officer is overdue and cannot be accomplished while he remains a Director.

     The combination of Mr. Sherman's ineffective leadership and his unwillingness to engage in constructive discussions with all of the members of the Company's Board threatens the long-term viability of the Company. For these reasons, NRG requests that a meeting of the

Mr. David H. Peterson
September 14, 1998
Page 2



shareholders of the Company be called, in order that the shareholders be permitted to decide whether they wish the Board to be able to progress in a reasonable and informed manner.


                                        Sincerely,

                                        /s/ James J. Bender

                                        James J. Bender
                                        Vice President and General Counsel
                                        NRG Energy, Inc.






                                       2